FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For November 10, 2020

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau
32-36 Rua do Comandante Mata e Oliveira
Macau
Special Administrative Region, PRC
 (Address of principal executive offices)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by

Date: November 10, 2020

Deswell Announces First Half 2021 Results

-  Company Announces First Half Cash Dividend of 0.09 Per Share -

FOR IMMEDIATE RELEASE

MACAO (November 10, 2020) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the first six months of fiscal 2021, ended September 30, 2020.

Net sales for the six months ended September 30, 2020 were $27.7 million, a decrease of 26.6% compared to net sales of $37.7 million for the six months ended September 30, 2019. Net sales decreased by 40.4% to $8.7 million in the plastic segment and decreased by 17.8% to $18.9 million in the Company’s electronic segment.

Total gross margin increased to 20.2% of net sales during the six months ended September 30, 2020, as compared to 17.4% of net sales in the same period last year.  Gross profit margin in the plastic segment decreased slightly to 20.4% of net sales for the first half of fiscal 2021, compared to 21.0% of net sales for the corresponding period of last fiscal year.   The slight decrease in gross profit and margin in the plastic segment was mainly due to an increase in factory overheads as a percentage of net sales, offsetting decreases in raw materials cost and subcontracting charges. Gross profit margin in the electronic segment increased to 20.1% of net sales for the first half of fiscal 2021, compared to 15.0% of net sales for the corresponding period of last fiscal year.  The increase in gross profit and margin in the electronic segment was mainly attributable to decreases in raw materials cost, as a result of cost control measures in the first six months of fiscal 2021. Operating income in the first half of fiscal 2021 was $1.0 million, compared to operating income of $1.2 million for the same period of fiscal 2020.

The Company reported net income of $1.5 million for the six months ended September 30, 2020, compared to net income of $1.2 million for the six months ended September 30, 2019. This was primarily due to an increase in gross profit margin and non-operating income, as a percentage of sales, for the six months ended September 30, 2020. Deswell reported basic and diluted income per share of $0.10 for the first half of fiscal 2021 (based on 15,915,000 and 15,959,000 weighted average shares outstanding), compared to basic and diluted income per share of $0.08 for the first half of fiscal 2021 (based on 15,912,000 and 15,973,000 weighted average shares outstanding) respectively, for the six months ended September 30, 2019.

The Company's financial position remained strong, with $19.4 million in cash and cash equivalents and working capital totaled $53.5 million as of September 30, 2020. Furthermore, the Company has no long-term or short-term borrowings as of September 30, 2020.

Mr. Edward So, Chief Executive Officer, commented, “The worldwide Covid epidemic significantly impacted our business during the six month period limiting support from company employees and consultants overseas, disrupting our supply chain and delaying product delivery to customers.  We did see revenue improve a bit in the back half of the six month period and are confident that revenue will improve as the pandemic subsides.

“In spite of the significant revenue decrease, I am very pleased with our ability to improve gross margin to 20 percent from 17 percent of sales and minimized the decrease in operating income primarily by aggressively improving our labor efficiency and reducing overhead.

“Finally, the Hong Kong stock market was less volatile in the first 6 months of current fiscal year resulting in a reduced unrealized loss on marketable securities by $725,000 which helped us report an increase in net income for the six month period.”

First Half Dividend

The Company also announces that its board of directors today declared a cash dividend of $0.09 per share for the first half of the fiscal year ended September 30, 2020.  The dividend will be payable on December 10, 2020 to shareholders of record as of November 23, 2020.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	September 30,	March 31,
	2020	2020
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$19,439	$22,514
Fixed deposits maturing over three months	3,489	783
Time deposits maturing over twelve months-current portion	1,451	-
Marketable securities (note 2)	21,901	19,441
Accounts receivable, net	14,017	12,301
Inventories (note 3)	10,164	8,578
Prepaid expenses and other current assets	1,608	1,752
Total current assets	72,069	65,369
Property, plant and equipment - net	27,766	28,586
Time deposits maturing over twelve months	-	1,424
Total assets	$99,835	$95,379

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$8,207	$4,604
Accrued payroll and employee benefits	6,415	6,077
Customer deposits	1,305	1,172
Other accrued liabilities	1,824	1,718
Income taxes payable	830	735
Total current liabilities	18,581	14,306
Deferred income tax liabilities	832	751
Total liabilities	19,413	15,057

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
17,061,810 shares issued as of March 31, 2020 and September 30, 2020; 15,915239 shares outstanding as of
March 31, 2020 and September 30, 2020	53,143	53,143
Treasury stock at cost; 1,146,571 and 1,146,571 shares as of
March 31, 2020 and September 30, 2020	(2,821)	(2,821)
Additional paid-in capital	7,989	7,989
Accumulated other comprehensive income	5,316	5,316
Retained earnings	16,795	16,695
Total shareholders' equity	80,422	80,322
Total liabilities and shareholders' equity	$99,835	$95,379

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS & COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)
(U.S. dollars in thousands, except per share data)

	Six months ended
	September 30,
	2020	2019

Net sales	$27,690	$37,713
Cost of sales	22,095	31,169
Gross profit	5,595	6,544
Selling, general and administrative expenses	4,720	5,208
Other income (expense), net	84	(180)
Operating income	959	1,156
Non-operating income, net	804	219
Income before income taxes	1,763	1,375
Income taxes	231	126
Net income attributable to Deswell Industries, Inc.	$1,532	$1,249

Other comprehensive income	$-	$-

Comprehensive income attributable to Deswell Industries, Inc.	$1,532	$1,249

Net income per share attributable to
Deswell Industries, Inc. (note 4)
Basic:
Net income per share	$0.10	$0.08
Weighted average common shares outstanding
shares (in thousands)	15,915	15,912

Diluted:
Net income per share	$0.10	$0.08
Weighted average common shares
outstanding shares (in thousands)	15,959	15,973

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

( U.S. dollars in thousands )	Six months ended
	September 30,
	2020	2019
Cash flows from operating activities :
Net income	$1,532	$1,249
Adjustments to reconcile net income to net cash:
Depreciation and amortization	895	1,014
Provision for doubtful accounts, net	432	202
Allowance for obsolete inventories	132	53
Loss on disposal of property, plant and equipment	10	34
Unrealized holding loss on marketable securities	527	1,252
Realized gain on disposal of marketable securities	(54)	(29)
Scrip dividend received	(448)	10
Deferred tax	81	(28)
Changes in operating assets and liabilities :
Accounts receivable	(2,148)	(6,036)
Inventories	(1,718)	2,114
Prepaid expenses and other current assets	144	(6)
Accounts payable	3,603	2,470
Accrued payroll and employee benefits	338	368
Customer deposits	133	(217)
Other accrued liabilities	106	100
Income taxes payable	95	49
Net cash provided by operating activities	3,660	2,599

Cash flows from investing activities
Purchase of property, plant and equipment	(85)	(270)
Proceeds from sale of property, plant and equipment, net of transaction costs	-	5
Purchase of marketable securities	(3,026)	(1,264)
Proceeds from disposal of marketable securities	541	1,620
Increase in fixed deposits maturing over three months	(2,706)	(1,471)
Increase in fixed deposits maturing over twelve months	(27)	(1,417)
Net cash used in investing activities	(5,303)	(2,797)

Cash flows from financing activities
Dividends paid	(1,432)	(1,114)
Exercise of stock options	-	64
Net cash used in financing activities	(1,432)	(1,050)

Net decrease in cash and cash equivalents	(3,075)	(1,248)
Cash and cash equivalents, beginning of period	22,514	14,371
Cash and cash equivalents, end of period	19,439	13,123

Supplementary disclosures of cash flow information :
Cash paid during the year for :
Interest	-	-
Income taxes	78	57

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

 1.      Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at September 30, 2020 and March 31, 2020, the results of operations for the six months ended September 30, 2020 and September 30, 2019, and the cash flows for the six months ended September 30, 2020 and September 30, 2019.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 17, 2020 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain and cost are as follows:

	March 31, 2020
	Cost	Gross Unrealized (loss)	Fair value
Marketable securities
Equity securities	$21,920	($2,479)	$19,441

	September 30, 2020
	Cost	Gross Unrealized (loss)	Fair value
Marketable securities
Equity securities	$24,907	($3,006)	$21,901

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange and Australian Securities Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized loss from these marketable securities for the six months ended September 30, 2020 is included in the non-operating income of the consolidated statement of income.

During the first half of fiscal 2021, there was a realized gain of $54 from the sale of marketable securities.

3.       Inventories

	September 30,	March 31,
	2020	2020
Inventories by major categories :
Raw materials	$5,483	$4,668
Work in progress	3,629	2,386
Finished goods	1,052	1,524
	$10,164	$8,578

4.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income for the six months ended September 30, 2020 and 2019 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Six Months Ended September 30, 2020 Compared to Six Months Ended September 30, 2019

Net Sales - The Company's net sales for the six months ended September 30, 2020 were $27,690,000, a decrease of $10,023,000 or 26.6%, as compared to $37,713,000 in the corresponding period in fiscal 2020. The decrease was mainly related to decreases in sales revenues of $5,925,000 and $4,098,000 in the plastic segment and electronic segment respectively, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The decrease in net sales in the plastic segment was related to a decrease in orders from existing customers of $5,085,000 mainly for electric cleaning appliances, printing and office equipment, and tooling products.

The revenue decrease in the electronic segment was mainly due to a decrease in orders of $4,098,000 from new and existing customers for professional audio equipment, offsetting an increase of $968,000 for home entertainment products, and of $2,006,000 for audio equipment from other existing customers.

Gross Profit - Gross profit for the first half of fiscal 2021 was $5,595,000, representing a gross margin of 20.2%. This compared with the overall gross profit and gross margin of $6,544,000 or 17.4% for the first half of fiscal 2020.

Gross profit in the plastic segment decreased by $1,292,000 to $1,788,000 or 20.4% of net sales for the six months ended September 30, 2020, as compared to $3,080,000 or 21.0% of net sales, for the same period in the prior fiscal year.  The decrease in gross profit and margin in the plastic segment was mainly due to increases in factory overhead as a percentage of net sales, offsetting decreases in raw materials and labor costs.

Gross profit in the electronic segment increased by $343,000 to $3,807 or 20.1% of net sales for the six months ended September 30, 2020, as compared to $3,464,000 or 15.0% of net sales, for the same period of last fiscal year.  The gross profit and margin increased mainly due to a decrease in raw materials costs as a result of cost control measures, as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2020 were $4,720,000 or 17.0% of total net sales, as compared to $5,208,000 or 13.8% of total net sales for the six months ended September 30, 2019.

Corporate expenses decreased by $16,000 to $597,000 for the six months ended September 30, 2020 as compared to $613,000 for the same period ended September 30, 2019. The decrease was primarily related to the decrease in the provision for long service compensation.

SG&A expense in the plastic segment decreased to $1,903,000 or 21.8% of net sales for the first half of fiscal 2021, compared to $2,471,000 or 16.8% of net sales for the corresponding period in fiscal 2020. The decrease in SG&A expense total for the first six months of fiscal 2021 was mainly due to decreases of $110,000 in selling expense, of $334,000 in staff costs, welfare, and $224,000 in audit fees, as compared with the same period in the prior fiscal year.  However, SG&A expense as a percentage of the segment net sales increased mainly due to the lower sales volume.

SG&A expenses in the electronic segment increased by $96,000 to $2,220,000 or 11.7% of net sales for the six months ended September 30, 2020, compared to $2,124,000 or 9.2% of net sales for the corresponding period in fiscal 2020. The slight increase was primarily related to an increase of $56,000 in staff costs and welfare, and $84,000 in research and development cost, offsetting a decrease of $32,000 in selling expense, when compared to the corresponding period in the prior fiscal year.

Other income - Other income was $84,000 for the six months ended September 30, 2020, as compared to other expense of $180,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other income attributable to the plastic segment for the six months ended September 30, 2020 was $143,000, as compared to other expense of $373,000 for the same period in the prior fiscal year. The increase in other income was mainly due to an exchange gain of $555,000 and a provision of $432,000 for doubtful debts during the first half of fiscal 2021, as compared to an exchange loss of $252,000, a provision of $200,000 for doubtful debts, as well as a gain of $135,000 from disposal of materials during the same period of fiscal 2020.

Other expense attributable to the electronic segment for the six months ended September 30, 2020 was $59,000, as compared to other income of $193,000 for the corresponding period in the prior fiscal year. This decrease in other income was mainly due to an exchange loss of $109,000 during the six months ended September 30, 2020, as compared to an exchange gain of $122,000 for the same period of last fiscal year.

Operating income - Operating income was $959,000 for the six months ended September 30, 2020, as compared to operating income of $1,156,000 in the corresponding six months in the prior fiscal year.

Corporate expenses of $597,000 and $613,000 were incurred during the fiscal year of 2021 and 2020, respectively.

On a segment basis, the operating income of the plastic segment was $28,000 in the six months ended September 30, 2020, as compared to an operating income of $236,000 in the corresponding period in fiscal 2020.   The decrease in operating income in the plastic segment was mainly due to higher SG&A expense as a percentage of net sales resulting from the decrease in sales volume and the increase in provision for doubtful debts as described above.

The electronic segment reported operating income of $1,528,000 in the six months ended September 30, 2020, compared to operating income of $1,533,000 in the corresponding period in fiscal 2020.  The slight decrease in operating income was due to the decrease in other income as described above.

Non-operating income – Non-operating income for the six months ended September 30, 2020 was $804,000, as compared to non-operating income of $219,000 in the year-ago six months.  The increase was primarily due to a decrease of $725,000 in unrealized holding loss on the fair value of marketable securities, increases of $24,000 in realized gain from the sale of marketable securities and of $70,000 in interest and other income, which offset a decrease of $243,000 in dividend income from securities investments during the six months ended September 30, 2020, as compared to the same six months of the prior fiscal year.

Income Taxes – Income tax for the six months ended September 30, 2020 represented an income tax expense of $162,000 and a deferred tax provision of $69,000, as compared to an income tax expense of $135,000 and a deferred tax benefit of $9,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was income tax expense of $22,000 and a deferred tax provision of $69,000 in the plastic segment for the six months ended September 30, 2020, as compared to income tax expense of $34,000 and a deferred tax benefit of $9,000 during the year-ago six months.  Income tax in the electronic segment was $140,000 for the six months ended September 30, 2020, as compared to income tax expense of $101,000 for the corresponding six months of fiscal 2020.

Net income – The Company had net income of $1,532,000 for the six months ended September 30, 2020, as compared to net income of $1,249,000 for the six months ended September 30, 2019.   The increased net income for the first six months of fiscal 2021 was mainly attributed to the increases in gross profit margin and non-operating income as described above.

Net income for the plastic segment for the six months ended September 30, 2020 totaled $1,022,000, as compared to net income of $659,000 for the corresponding six months in fiscal 2020. Increase in net income in the first six months of fiscal 2021 for the plastic segment was mainly the result of increases in other and non-operating income as described above.

Net income for the electronic segment for the six months ended September 30, 2020 was $1,107,000, compared to net income of $1,203,000 for the corresponding six months of fiscal 2020. The slight decrease in net income in the first six months of fiscal 2021 for the electronic segment was mainly attributable to the decrease in other income as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of September 30, 2020, the Company had working capital of $53,488,000 as compared to $51,063,000 at March 31, 2020.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of September 30, 2020.

As of September 30, 2020, the Company had cash and cash equivalents $19,439,000, as compared to $13,123,000 at September 30, 2019.  During the six months ended September 30, 2020, net cash provided by operating activities was $3,660,000. Net cash used in investing activities was $5,303,000, mainly due to cash used in purchases of $3,026,000 of marketable securities and $85,000 of fixed assets, as well as an increase of $2,706,000 in fixed deposits maturing over three months, offsetting cash provided by proceeds of $541,000 from the sale of marketable securities during the first half of fiscal 2021.  Net cash used in financing activities was comprised mainly of $1,432,000 in payment for dividends during the six months ended September 30, 2020.

As of September 30, 2020, the Company had no general banking facilities.